SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

Pacific Internet Limited
89 Science Park Drive, #02/05-06
The Rutherford, Singapore Science Park
Singapore 118261

(Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F)

Form 20-F ___X___ Form 40-F __________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act 1934.)

Yes __________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82 _______)

On September 17, 2002, Pacific Internet Limited issued the attached press release.

PRESS RELEASE

FOR IMMEDIATE RELEASE

Pacific Internet and SonicWall Partner To Launch New Managed Firewall Service For Enterprise Customers In Singapore

Singapore, September 17, 2002 - Pacific Internet (NASDAQ: PCNTF), Asia's largest regional Internet service provider (ISP), today announced a strategic partnership with SonicWALL, Inc., the leading provider of integrated Internet security solutions, to offer an affordable Managed Firewall Service for small and medium enterprises (SMEs) in Singapore.

Security threats such as unauthorized access into corporate networks and denial of service (DoS) attacks can result in the loss of valuable proprietary corporate data or disable corporate networks. Today, companies are exposed to greater online security risks due to the increased pervasiveness of the Internet as a means to communicate, transact and conduct business, on a 24x7 basis.

With the new Managed Firewall Service, companies will enjoy more cost savings by leveraging on Pacific Internet's 24x7 monitoring and maintenance support services without having to employ a pool of highly skilled IT staff round the clock to manage their own in-house network security system. By outsourcing such requirements, customers will also enjoy greater convenience as their Internet connectivity and security needs can be provided through a single service provider like Pacific Internet; enabling them to have greater piece of mind to concentrate on their core business.

"Businesses today, require not just Internet access service to conduct business in the online world; secure information exchange is now of utmost importance to ensure network and data integrity is not compromised. Through this strategic partnership with SonicWALL, Pacific Internet is pleased that we are able to provide a cost effective managed firewall solution to cater to the online security needs of our SME customers." Said Mr Sui Wee Chong, Senior Vice-President, Corporate and Consumer (Sales & Marketing), Pacific Internet Singapore.

Pacific Internet Limited
89 Science Park Drive, #02-05/06 The Rutherford, Singapore 118261
Tel: 65-6872 0322 Fax: 6872 5912
Singapore • Hong Kong • Philippines • Australia • India • Thailand • Malaysia

Mr. Sui adds, "This newly launched Managed Firewall Service also complements the suite of Internet security services provided by Pacific Internet such as Virtual Private Network, Anti-Virus and Content Filtering to help our customers effectively manage their Internet security needs."

SonicWALL is a leading provider of Internet security solutions, and has maintained market share leadership in the Worldwide SME Firewall Market since 2000 (Infonetics Research), SonicWALL's family of award-winning Internet security appliances provide the first line of defence for networks with an ICSA-certified, stateful packet inspection firewall, IPSec VPN for remote access and IP address management features.

"The ubiquity of the Internet poses serious security risks to SMEs, and this partnership with Pacific Internet as the region's largest ISP allows us to make affordable, world-class security solutions more accessible to the high concentration of SMEs throughout Asia," commented Amos Tio, Country Manager, ASEAN/South Asia, SonicWALL. "SonicWALL's products are designed to help companies increase their security whilst eliminating the cost and complexity of installation and maintenance."

- Ends -

Contact for Media Queries

Pacific Internet Limited	**SonicWALL**
Elena Tan Communications Executive DID: 65-6771-0813 Mobile: 65-9764-2523 Email: elena.tan@pacific.net.sg	Amos Tio Country Manager ASEAN/South Asia DID: 6430 6611 Email: atio@sonicwall.com
Jacqueline Yeo Manager, Group Public Relations Mobile: 65-98772164 Email: jacqueline.yeo@pacific.net.sg	Wendy Lang Text 100 Pte Ltd Tel: 6557-2717 Email: wendyl@text100.com.sg

About Pacific Internet Limited

Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In February 1999, Pacific Internet became the first Asian Internet company to successfully list on the NASDAQ stock exchange. The company delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of customers. Pacific Internet has won a series of accolades and awards over the years, which firmly positions the company as an industry leader in Asia. The company has been voted "Best Asian ISP" for four consecutive years in 1999, 2000, 2001 and 2002 by readers of Telecom Asia, the leading telecommunications publication from Hong Kong. Pacific Internet is committed to delivering services that customers value and helping them to harness the power of the Internet for their communication needs. For more information, please go to www.pacific.net.sg

About SonicWALL Inc.

SonicWALL, Inc. is the leading provider of integrated Internet security appliances offering access security, transaction security and security services for the enterprise, e-commerce, SME, education and government markets. Core technologies include firewall, VPN, SSL, high availability, anti-virus, strong authentication with digital certificates, vulnerability assessment and content filtering. Together, these products and technologies provide the most comprehensive Distributed Security Architecture available. SonicWALL, Inc. is headquartered in Sunnyvale, CA. SonicWALL trades on the NASDAQ exchange under the symbol SNWL. For more information, visit the company Web site at http://www.sonicwall.com.

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By: [signature]

Name: Tan Tong Hai

Title: President and Chief Executive Officer

Date: September 18, 2002